EXHIBIT 12
HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Six Months Ended June 30,
	2015	2014
Earnings:
Income before taxes	$625	$540
Equity in earnings from unconsolidated affiliates	(13)	(12)
	612	528
Add:
Fixed charges	361	386
Distributed income of equity method investees	20	11
Subtract:
Interest capitalized	(2)	(2)
Earnings available for fixed charges	$991	$923

Fixed Charges:
Interest expense(1)	$293	$311
Interest capitalized	2	2
Estimated interest included in rent expense	66	73
Total Fixed Charges	$361	$386

Ratio of Earnings to Fixed Charges	2.7	2.4
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(1)    Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.